UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

GenTek Inc.

(Name of Subject Company (Issuer))

ACP ACQUISITION, LLC

ABRAMS CAPITAL, LLC

GREAT HOLLOW PARTNERS, LLC

(Name of Filing Persons (Offerors))

Tranche B Warrants to Purchase Shares of Common Stock

Tranche C Warrants to Purchase Shares of Common Stock

(Title of Class of Securities)

37245X120

37245X138

(CUSIP Number of Class of Securities)

David C. Abrams

Travis M. Rhodes

Abrams Capital, LLC

222 Berkeley Street, 22nd Floor

Boston, MA 02116

(617) 646-6100

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

Copy to:

Joseph L. Johnson III

Goodwin Procter LLP

Exchange Place

Boston, MA 02109

(617) 570-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,067,363.75	$478.73

*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 619,095 Tranche B Warrants and 302,360 Tranche C Warrants of GenTek Inc. at the tender offer price of $4.25 per Tranche B Warrant and $4.75 per Tranche C Warrant.
**	Previously Paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ____________	Filing Party:___________
Form or Registration No. ____________	Date Filed:____________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 to Schedule TO dated October 17, 2005 (the “Schedule TO”) relates to the offer by ACP Acquisition, LLC, a Delaware limited liability company, Abrams Capital, LLC, a Delaware limited liability company, and Great Hollow Partners, a Delaware limited liability company (together, the “Purchaser”), to purchase all of the outstanding Tranche B Warrants (the “Tranche B Warrants”) and all of the outstanding Tranche C Warrants (the “Tranche C Warrants” and together with the Tranche B Warrants, the “Warrants”) of GenTek Inc. (“GenTek” or the “Subject Company”), at a purchase price of $4.25 per Tranche B Warrant and $4.75 per Tranche C Warrant, each net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 17, 2005 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which were previously filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO and which are incorporated herein by reference.

The information in the Offer to Purchase and related Letter of Transmittal is incorporated in this Amendment No. 1 to the Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used and not defined herein have the meanings specified in the Offer to Purchase and the Schedule TO.

Items 1 through 9 and Item 11 of the Schedule TO, which incorporate by reference information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

Questions and Answers About the Tender Offer

The first paragraph on page 2 of the Offer to Purchase, under the section entitled “Questions and Answers About the Tender Offer,” is hereby amended by adding the following sentences after the second sentence of the answer to the question entitled “How much are you offering to pay and in what form of payment?”:

“The Warrants and the underlying shares of Common Stock of GenTek currently are subject to certain restrictions on transfer contained in GenTek’s certificate of incorporation. The transfer restrictions may have the effect of depressing the market value of the Warrants and are slated to expire prior to the expiration of this Offer.”

The last sentence of the first paragraph on page 2 of the Offer to Purchase, under the section entitled “Questions and Answers About the Tender Offer,” is hereby amended by inserting the cross-reference “and Section 6 – ‘Price Range of Warrants’” to the end of the last sentence of the answer to the question entitled “How much are you offering to pay and in what form of payment?”.

The second full paragraph on page 5 of the Offer to Purchase, under the section entitled “Questions and Answers About the Tender Offer,” is hereby amended by adding the following sentences after the first sentence of the answer to the question entitled “What is the market value of my Warrants as of a recent date?”:

“As of the date of this Offer, the Warrants are subject to certain restrictions on transfer contained in GenTek’s certificate of incorporation. The transfer restrictions may have the effect of depressing the market value of the Warrants and are slated to expire prior to the expiration of the Offer.”

Introduction

The penultimate paragraph under the section entitled “Introduction” on page 6 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“The information concerning GenTek contained in this Offer to Purchase has been taken from or based upon publicly available information, including information provided in reports and other documents filed by GenTek with the SEC.”

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United States Federal Income Tax Consequences

The first two sentences in the first paragraph under the section entitled “United States Federal Income Tax Consequences” on page 13 of the Offer to Purchase are hereby amended and restated as follows:

“The following is a discussion of the United States federal income tax consequences to holders of Warrants whose Warrants are sold pursuant to the Offer. This discussion does not address all aspects of United States federal income taxation that may be relevant to particular holders of Warrants in light of their specific investment or tax circumstances.”

Price Range of the Warrants

The last paragraph under the section entitled “Price Range of the Warrants” on page 15 of the Offer to Purchase is hereby amended by adding the following sentences after the second sentence of that paragraph:

“As of the date of this Offer, the Warrants are subject to certain restrictions on transfer contained in GenTek’s certificate of incorporation. The transfer restrictions may have the effect of depressing the market value of the Warrants and are slated to expire prior to the expiration of the Offer.”

Certain Information Concerning GenTek

The last paragraph under the section entitled “Certain Information Concerning GenTek” on page 17 of the Offer to Purchase is hereby amended by deleting the last sentence of that paragraph.

Conditions of the Offer

Clause (1) of the first paragraph under the section entitled “Conditions of the Offer” on page 22 of the Offer to Purchase is hereby amended and restated as follows:

“(1) any change occurs or is threatened (or any development occurs or is threatened involving a prospective change) in the business, assets, liabilities, financial condition, capitalization, ownership, operations, results of operations or prospects of GenTek or any of its affiliates that, in our reasonable discretion, is or may be materially adverse to GenTek or any of its affiliates, or we become aware of any facts, that in our reasonable discretion, have or may have a material adverse effect on (x) the value of GenTek or any of its affiliates, (y) a material contractual right of GenTek or any of its affiliates, including any acceleration of any material amount of indebtedness of GenTek or any affiliate as a result of or in connection with the Offer or (z) the acceleration rights due to anyone under any employment agreement with GenTek or any stock option or other employee benefit plan of GenTek;”

The first paragraph under the section entitled “Conditions of the Offer” on page 22 and continued on page 23 of the Offer to Purchase is hereby amended by deleting the following words in the last sentence:

“each condition of which, in our reasonable discretion in any such case, makes it inadvisable to proceed with the Offer or with such acceptance for payment”.

The second sentence of the second paragraph under the section entitled “Conditions of the Offer” on page 23 of the Offer to Purchase is hereby amended and restated as follows:

“The foregoing conditions are for our sole benefit and may be asserted by us or may be waived by us in whole or in part at any time and from time to time prior to the expiration of the Offer in our reasonable discretion.”

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ITEM 12.	EXHIBITS.

(a)(1)(A)	Offer to Purchase, dated October 17, 2005. *

(a)(1)(B)	Letter of Transmittal. *

(a)(1)(C)	Notice of Guaranteed Delivery. *

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees. *

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees. *

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. *

(a)(1)(G)	Letter to Warrantholders. *

(a)(1)(H)	Summary Advertisement published in Investor’s Business Daily on October 17, 2005. *

(a)(1)(I)	Not applicable.

(a)(1)(J)	Press Release issued by Abrams Capital, LLC dated October 17, 2005. *

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable

*	Previously filed with the Schedule TO on October 17, 2005.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 1, 2005

ACP ACQUISITION, LLC By: Abrams Capital, LLC, a Managing Member

By:	/s/ David C. Abrams
Name: Title:	David C. Abrams Managing Member

ABRAMS CAPITAL, LLC

By:	/s/ David C. Abrams
Name: Title:	David C. Abrams Managing Member

GREAT HOLLOW PARTNERS, LLC

By:	/s/ David C. Abrams
Name: Title:	David C. Abrams Managing Member

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